[THOMPSON HINE    ATLANTA    CINCINNATI    CLEVELAND    COLUMBUS    DAYTON    NEW YORK

WASHINGTON, D.C.]

December 7, 2011

Karen Rossotto

Senior Counsel

Office of Disclosure and Review

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

RE:     Diamond Hill Funds: File Nos. 333-22075 and 811-8061

Dear Ms. Rossotto:

On September 29, 2011, Diamond Hill Funds (the “Trust”), on behalf of Diamond Hill Research Opportunities Fund (the “Fund”), filed Post-Effective Amendment No. 32 to its Registration Statement on Form N-1A (the “Amendment”). On November 10, 2011, you provided oral comments. The following is a summary of our understanding of your comments and the response from the Trust.

1. SEC COMMENT: Page 3 – Fee Table. Change caption to “Annual Fund Operating Expenses”.

The caption has been revised to insert the word “Fund” as recommended.

2. SEC COMMENT: Page 3 – Fee Table. Change caption to “Total Annual Fund Operating Expenses”.

The caption has been revised to insert the word “Fund” as recommended.

3. SEC COMMENT: Page 3 – Fee Table. Revise the parenthetical after “Maximum Deferred Sales Charge” to read “on redemptions in the first year as a percentage of the amount invested or the current value, whichever is less”.

The parenthetical has been revised to include “on redemptions in the first year as a percentage of the amount invested or the current value, whichever is less.”

4. SEC COMMENT: Page 3 – Example. Delete 5 Year and 10 Year examples.

The 5-year and 10-year examples have been deleted.

[THOMPSON HINE LLP    ATTORNEYS AT LAW    41 South High Street    Suite 1700    Columbus, Ohio 43215-6101

www. ThompsonHine.com    Phone 614.469.3200    Fax 614.469.3361]

[THOMPSON HINE]

5. SEC COMMENT: Page 3 – Portfolio Turnover. In the second sentence, add “rate” between “turnover” and “may”.

The word “rate” has been inserted between “turnover” and “may.”

6. SEC COMMENT: Page 4 – Principal Investment Strategy. This disclosure is too voluminous and should include only disclosure of the principal strategy used by the fund and the types of securities in which the fund will invest. Move the rest of the disclosure to page 8.

As recommended, the disclosure has been shortened and certain information has been moved to the disclosure on page 8 as recommended.

7. SEC COMMENT: Page 5 – Performance.

(a) Inform the staff supplementally whether the adviser managed any other accounts substantially similar to the Diamond Hill Research Partners, L.P. and whether any of those accounts had lower performance.

Diamond Hill Capital Management, Inc. (the “Adviser”) does not manage any other accounts substantially similar to the Diamond Hill Research Partners, L.P.

(b) Clarify that the performance shown is that of Diamond Hill Research Partners, L.P. and not the performance of the fund.

The disclosure has been revised to clarify that the performance shown is that of Diamond Hill Research Partners, L.P. and not the performance of the fund: “The bar chart and table reflect the performance of Diamond Hill Research Partners, L.P. (the “Research Partnership”), a private fund managed with full investment authority by the fund’s Adviser prior to the establishment of the Fund on December __, 2011 and provide some indication of the risks of investing in the fund by showing changes in the fund’s performance from year to year over the periods indicated and by showing how the fund’s average annual total returns for the periods indicated compared to a relevant market index.”

(c) Add the following after the fourth sentence: “The fund is managed in all material respects in a manner equivalent to the management of the previous unregistered fund. The fund’s objectives, policies, guidelines and restrictions are in all material respects equivalent to the predecessor and the fund was created for reasons entirely unrelated to the establishment of a performance record.”

The sentence listed above has been inserted after the fourth sentence as recommended.

(d) Inform the staff supplementally whether the predecessor fund could have complied with Sub-chapter M.

[THOMPSON HINE]

Based upon testing from inception through September 2011, the predecessor fund could have complied with Sub-chapter M.

(e) Add disclosure to the effect that bar chart and table represent the historical performance of a similarly managed account and is not the fund’s performance or indicative of the fund’s future performance.

In addition to the disclosure provided in Response 7(b) and 7(c), the following has also been included in the disclosure: Performance is measured from March 31, 2009, the inception of the Research Partnership and is not the performance of the fund. The Research Partnership’s past performance is not necessarily an indication of how the fund will perform in the future either before or after taxes.

(f) Confirm that the performance information in the bar chart and table reflect, where appropriate, expenses and maximum sales charges of the fund.?

Net expenses of the new fund were calculated based on maximum sales loads for the new fund, management fees of the new fund pursuant to the management agreement with the adviser, distribution fees in accordance with Rule 12b-1, and administration, accounting and custody fees of the new fund pursuant to agreements with the administrator and custodian respectively. The only expenses not related to the new fund are with respect to dividend expenses on short sales which were calculated based on actual dividend expenses of Diamond Hill Research Partners, L.P. for the prior fiscal year during which it was a partnership. It is management’s position that the prior year actual expenses are the best estimate of the expected dividend expenses on short sales for the current fiscal year.

8. SEC COMMENT: Page 7 – Transaction Policies. State that the fund’s shares are redeemable.

The prospectus discloses that shares can be sold on any day the fund is open for business.

9. SEC COMMENT: Page 8 – Additional Information About Investment Strategies. The investment objective on this page does not match the investment objective on page 3.

The investment objective description from page 3 has been added to the beginning of this paragraph so that the language matches as recommended.

10. SEC COMMENT: Page 8 – General Risk. Delete the last two sentences.

The last two sentences have been deleted as recommended.

11. SEC COMMENT: Page 9 – Portfolio Holdings. Is a description of the fund’s policies and procedures with respect to portfolio holdings available on the fund’s website?

[THOMPSON HINE]

No, the description of the fund’s policies and procedures with respect to portfolio holdings is not separately available on the fund’s website, other than as described in regulatory documents which are posted on the fund’s website.

12. SEC COMMENT: Page 12 – Management of the Fund. In the last paragraph, the term “Trust” is used, but the term has not yet been defined.

The sentence has been revised to define Trust in the last paragraph.

13. SEC COMMENT: Page 12 – Fund History. Move this paragraph to the Statement of Additional Information (“SAI”).

This paragraph has been moved to the SAI as recommended.

14. SEC COMMENT: Page 13 – Pricing Your Shares. At the end of the first paragraph, add that short-term securities are those that mature in 60 days or less.

The language has been revised to state: “Short-term investments in fixed income securities with maturities of less than 61 days when acquired, or which subsequently are within 60 days of maturity, are valued by using the amortized cost method of valuation, unless it is determined that such practice does not approximate market value.”

15. SEC COMMENT: Page 13 – Pricing Your Shares. In the second paragraph, disclose that the foreign markets in which the fund buys securities may be open on days the US markets are closed, causing the fund’s NAV to change even though the fund is closed. If the fund does not invest in foreign securities, say so.

The following language has been included to disclose the differences when foreign markets are open but the US markets are closed: “Foreign markets in which the fund buys securities may be open on days the U.S. markets are closed, causing the fund’s NAV to change even though the fund is closed. In addition, securities trading on foreign markets present time zone arbitrage opportunities when events effecting portfolio security values occur after the close of the foreign market, bur prior to the close of the U.S. market.

16. SEC COMMENT: Page 16 – Right of Accumulation. Disclose whether information regarding the right of accumulation is disclosed on the fund’s website.

Based on the understanding that such disclosure is not required by Form N-1A, the disclosure is not being included at this time.

17. SEC COMMENT: SAI – Cover. All share classes to the cover.

The share classes have been added to the cover of the SAI.

[THOMPSON HINE]

18. SEC COMMENT: SAI Page 3 – Description of the Trust. Include the fund history here (see Comment 13). Also, state that the fund is an open-end management investment company and is diversified.

There are already statements that “The Trust is an open-end investment company of the management type registered under the Investment Company Act of 1940” and “Each of the Funds is diversified” disclosed in the first paragraph. The fund history has been included as a second paragraph as recommended in Comment 13.

19. SEC COMMENT: SAI Page 9 – Options Transactions. Should the word “net” in the last sentence of the second paragraph be “total”?

Yes, “net” has been replaced with “total” in the last sentence of the second paragraph.

20. SEC COMMENT: SAI Page 11 – Options Transactions. In the last sentence of the last paragraph, add “or its staff” after “Commission”.

The sentence has been revised to add “or its staff” after “Commission.”

21. SEC COMMENT: SAI Page 38 – Investment Limitations. Add “or group of companies” at the end of the first sentence of the Concentration Policy.

Based on the understanding of Form N-1A requirements (Item 9(b)(1)(instruction 4), “or group of industries” has been added to the end of the first sentence of the Concentration Policy.

22. SEC COMMENT: SAI Page 40 – Right of Accumulation. Disclose whether information regarding the right of accumulation is disclosed on the fund’s website.

Based on the understanding that such disclosure is not required by Form N-1A, the disclosure is not being included at this time.

23. SEC COMMENT: SAI Page 47 – Trade Allocation. Disclose whether the allocation of investment opportunities present conflicts of interest.

The following has been added to the last paragraph to clarify that potential conflicts of interest have been eliminated: Client directed trades are then placed in random order, through our portfolio management software. When a trade is partially filled, the number of filled shares is allocated on a pro-rata basis to the appropriate client accounts. Trades are not segmented by investment product. Thus, the Adviser’s policy has eliminated opportunities for conflicts of interest.

24.	SEC COMMENT: SAI Page 48 – Trustees and Officers. No one is indicated with an asterisk. Is this necessary?

[THOMPSON HINE]

The asterisk and the corresponding description have been removed.

25. SEC COMMENT: SAI Page 48 – Trustees. Add “during Past 5 Years” to the “Other Directorships” caption.

The sentence has been revised to include “during Past 5 Years” as recommended.

26. SEC COMMENT: SAI Page 50 – Compensation Table. Amend the first column to say “Aggregate Compensation from the Fund” and change the numbers to $0 (because they haven’t been paid yet).

The column heading has been revised to include “from the Fund” and the numbers have been changed to $0 as recommended.

27. SEC COMMENT: SAI Page 50 – Compensation Table. Amend the last column to say “Total Compensation for the Fund and Fund Complex Paid to Trustees”.

The last column heading has been revised to include “for the Fund and Fund Complex” as recommended.

28. SEC COMMENT: SAI Page 50. Disclose the compensation of the three highest paid officers.

Based on the understanding of the requirements, this disclosure is not required because the officers are not paid by the fund and therefore the disclosure is not being included at this time.

29. SEC COMMENT: SAI Page 52 – Proxy Voting. Revise the last sentence of the last paragraph to refer to “Any conflict between the interests of the fund’s shareholders, on one hand, and those of the fund’s investment adviser or principal underwriter on the other.”

The last sentence has been revised as recommended.

30. SEC COMMENT: SAI Page 56 – Portfolio Holdings Disclosure. Be more specific about ongoing arrangements to disclose portfolio holdings, including disclosing the identity of parties receiving the information. Also, disclose who decides when portfolio holdings can be disclosed.

The disclosure in the SAI has been updated as follows to be more specific about ongoing arrangements: The Fund discloses portfolio holdings as described in the Prospectus. After such information is released to the public as described in the Prospectus, it may be included in marketing materials, advertisements and presentations. In addition to the policies described in the Prospectus, the Fund may release or authorize the release of portfolio holdings that is not publically available for legitimate business purposes, provided that such disclosure is approved by the President, to third party service providers of the Fund or the Adviser, which include Citibank, N.A., the custodian; Citi

[THOMPSON HINE]

Fund Services, the fund accountant; Ernst & Young, the Funds’ independent registered public accounting firm; Thompson Hine LLP, legal counsel; and the Funds’ financial printer. The Funds currently have ongoing arrangements to disclose portfolio holdings information to Morningstar, Inc., FactSet Research Systems, Inc., ADP Investor Communication Services, Inc., Eze Castle Software LLC, and Advent Software. These service providers are required to keep such information confidential, and are prohibited from trading based on the information or otherwise using the information except as necessary in providing services to the Funds. Such holdings are released under conditions of confidentiality. “Conditions of confidentiality” include confidentiality terms included in written agreements, implied by the nature of the relationship (e.g., attorney-client relationship), or required by fiduciary or regulatory principles (e.g., custody services provided by financial institutions).

Portfolio holdings of the Fund will be disclosed on a quarterly basis on forms required to be filed with the SEC as follows: (i) portfolio holdings as of the end of each fiscal year ending December 31 will be filed as part of the annual report filed on Form N-CSR; (ii) portfolio holdings as of the end of the fiscal quarters ending March 31 and September 30 will be filed on Form N-Q; and (iii) portfolio holdings as of the end of the six-month period ending June 30 will be filed as part of the semi-annual report filed on Form N-CSR. The Trust’s Form N-CSRs and Form N-Qs will be available on the SEC’s website at www.sec.gov.

31. SEC COMMENT: SAI Page 56 – Portfolio Holdings Disclosure. Disclose how conflicts of interest related to disclosure of portfolio holding are disclosed.

See revised disclosure in Response #30.

32. SEC COMMENT: SAI Page 65 – Investment Performance. This information is misleading and should be removed.

This information has been removed as recommended.

The Trust has authorized me to convey to you that the Trust acknowledges the following:

1.	Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

2.	The action of the Commission or the staff, acting pursuant to delegated authority, in declare the filing effective, does not relieve the Trust from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

[THOMPSON HINE]

3.	The Trust may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions concerning this request please contact Michael V. Wible at (614) 469-3297.

Best regards,

/s/ Michael V. Wible
Michael V. Wible

cc:	(w/ attachment)
GaryYoung
Dina Tantra